



October 2022
Investor Deck



Confidential

THE COMPANY

Superlink America is an an engineering and manufacturing company focused on the research, development and production of innovative products (Made in USA) in the construction, design, government, and development industries.

Our team consists of a father-daughter duo that have teamed up with prestigious, award-winning professors and engineers, as well as prominent business partners that have marketed for iconic brands and are CEOs of their own successful companies.

THE PRODUCT: One-Touch Super Coupler

- Reduce Construction Time by 8x*

- No Threads

- Simple Installation

- Less skilled labor required

- Designed to Better Resist Earthquakes

- Patented "Locking" Mechanism

- Probing Hole for Quality Assurance



Made in USA  **Patent Pending**

* Calculated from testing standard, threaded couplers. Results may vary depending on the tested competitive coupler, as well as whether or not time saved from logistics differences are included.

 SUPERLINK

Source: Superlink

THE VISION: Disrupt the Steel Rebar Industry

We aim to <u>completely replace</u> the rebar couplers in the construction industry with the One-Touch Super Coupler:

 

+ **Non-threaded**
+ **Quick & Simple to install**
+ **Made in USA**
+ **Designed to Better Resist Earthquakes**

 

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WHAT IS A REBAR COUPLER?



Coupler

Rebar

Rebar



- High-rise structures

- Commercial Buildings

- Airports

- Subways

- Bridges

- Towers

- Tunnels

- Dams

- Reinforce existing buildings

MARKET OPPORTUNITY



2025

$246.3 Billion

**Global
Steel Rebar Market
CAGR 4.4% (2020-2025)**

Markets & Markets, Mar 2020 Report

2022

$6.1 Billion

2030

$9.3 Billion

**U.S.
Steel Rebar Market
CAGR 5.5% (2022-2030)**

The steel industry was considered an **Essential Industry** during the Covid-19 economic recession.

Economic Policy Institute, March 2021 Report

$2 Trillion

U.S. government's est. infrastructure budget, March 2021

"This will also help to fix 10 economically significant bridges in the country and will repair 10,000 smaller bridges."

Grandviewresearch, Dec 2021 Report

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POST COVID-19 GLOBAL REBAR COUPLER MARKET SHIFTS TO NORTH AMERICA

- "China held the largest share in the global market, its revenue of global market exceeds 32% in 2018. The next is **North America**." - Marketwatch 2022

- "**North America** is leading the market position in Rebar Coupler over the timeframe (2022-2031)." - AP News, Jan 2021

- "The rebar coupler market in **North America** is projected to witness significant growth in the near future." - TMR 2021 Report

- "The market in **North America** is expected to be the largest in terms of revenue generation during the forecast period (2022-2030)." - Dataintelo



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TRENDS: Skilled Worker Shortage, High-Labor Costs

- "ABC's 2022 workforce shortage analysis sends a message loud and clear: The construction industry desperately needs qualified, skilled craft professionals to build America," - ABC, February 2022

- Improving construction work productivity, focusing on efficiency across the chain, and reducing labor content required per job could help resolve skilled worker shortages and labor expenses.
  - McKinsey, March 2022

Superlink aims to:
- **REDUCE** labor required
- **SIMPLIFY** installation processes (less skilled work required)
- Create **EFFICIENT** logistics chains (see next slide)



Source: ABC, February 2022

PROBLEM ONE: Preparing Rebars with Threads to Fit Couplers

START



Cut to match thread & torque regulations → Upset portion (add material) to be threaded → Use threading machine to thread the rebar

See all the extra machines & skilled labor that would be needed?

Threaded rebars are vulnerable.

They must be protected with extra caps and accessories.



Purchase protection caps & Put on threaded rebar → Transport as needed → Take off each cap → **END**

OUR SOLUTION: No Threads



START

Cut thread & ...

Upset portion (add material to be threaded)

...reading machine ...ad the rebar

END

Purchase prote... Put on threa...

...sport as needed

START

Skip the extra logistics with Superlink!

END

PROBLEM TWO: Thread Defects & Regulations

Additional quality control & regulations are needed if using threaded rebars.

Depending on the client and manufacturer's quality control standards, anywhere from **1 in 10** to **every rebar** must be checked using **thread gauges**.

In a UK Cross-Safety 2019 case report, "100% of the threaded bars were tested using thread gauges… **Over 25% of the couplers tested were found to have non-compliances with the coupler manufacturer specified thread requirements."**

"If the defective bars had been cast in, and not discovered, then safety would have been compromised. Alternatively, if the defects were discovered during or after construction, **remedial costs and delays could have been huge.**"



Source: UK Cross-Safety 2019 case report

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OUR SOLUTION: QA Checks & No Threads

Did we mention our couplers don't have threads?

Meaning your rebars don't have to be threaded either.



Just in case you're still worried, we also added probing holes for extra quality assurance.

Supervisors can insert a probing needle to see if it can touch the rebars inside. If it can, the rebars are well fastened.

PROBLEM THREE: Earthquakes & Maintaining Strength After Construction

- Many products can pass the strength test in an isolated lab.

- However, **they can fail post-construction during an earthquake** if there are **air pockets** inside the coupler, which **weaken** its strength.



OUR SOLUTION: Engineering





- Product design allows concrete to pour inside & back out, reducing air pockets and maintaining strength after construction.

- The grout coupler has already been tested for earthquake resistance use and applies a similar theory of filling the inside of the coupler with material (called grout) for strength.



Grout coupler seismic test results:

Evaluation of Grouted Splice Sleeve Connections 2017 Report

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COMPETITION: Non-Threaded Couplers

MBT Type

Earthquake Resistant Design O
Simple Installation X

- Series of bolts must be **tightened/embedded into bar**
- Bolt tightening **requires ratchet wrench & nut runner**
- Heads of all bolts must be **sheared off**

Grout Type

Earthquake Resistant Design O
Simple Installation X

- Need to **add grout material** into holes after installation.
- Best used with **precast cement columns**
- Req. additional braces, caps, & formwork
- Grout takes about **3-7 days** to cure.
- **Workers must return** after grout cures to remove braces & formwork and patch up

Superlink

Earthquake Resistant Design O
Simple Installation O

- One-touch locking mechanism
- Don't need to tighten & shear off series of bolts
- No grout material setup
- No extra tools & accessories

Source: Superlink

BRAINSTORMING

"The segment of **parallel thread type** holds a comparatively larger share in global market, which accounts for about **46%**." - Marketwatch 2022



Could the threads & complex processes behind non-threaded competitors be reasons why some haven't made the move to using couplers yet?

"The **Non-threaded couplers** are mainly used as repair aids and are not used extensively in new construction **due to their higher costing, bulky couplers and slower installation procedure**." - Analysis Report

Meaning...

The disadvantages to using these lap splice methods instead of couplers are already known in the industry so we won't bore you with that. But think of that potential market.

If you had non-threaded couplers that are NOT as higher costing, NOT as bulky, and has an extremely quick (quicker than threaded) installation procedure.... what would happen?



Simple Lap Splice



Welded Lap Splice

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TO MARKET PLAN



STEP 1	STEP 2	STEP 3	STEP 4	STEP 5
Raise Initial Capital	**Purchase Factory (Made in USA)**	**Marketing & Pre-Orders**	**Production Starts**	**REVENUE**
		Samples, Testing, & Setup Assembly Lines		

5 months   3-6 months

FINANCE   **OPERATION**

Source: Superlink. Note: This projected timeline and sequence is based on assumptions and there is no guarantee this timeline or sequence will be met.

OVERALL MARKETING APPROACH

hill**STORY** | **MARKETING**

We have brought on a Marketing & Business Development Partner, HILLSTORY MARKETING, who has over 25 years of experience in the municipal, design, construction and materials sector.

HILLSTORY brings both a well-respected marketing & business acumen as well as a diverse network of industry mavens and influencers.

TASKS

Research industry groups & communities, government infrastructure programs & organizations, target audience contacts

Provide samples, obtain pre-orders, & create marketing materials

Develop lines of business that compliment the core competency of the company.

RETAIL

Market to construction companies, developers & trade retail

WHOLESALE

Market to suppliers & distributors

Engage Architects & Trade Communities to Promote From Within



Who is HILLSTORY MARKETING?

- HILLSTORY MARKETING is a fully integrated and creative marketing services consultancy providing Business Development, Advertising, Marketing Communications, Public Relations, Experiential, Social, Influencer and Media Buying services to clients.

- Category experience includes representation of famed starchitect Santiago Calatrava, Knoll International, Home Licensing for Disney, National Geographic and Esquire amongst many more.

- The consultancy's principal is well-connected in the financial, design and construction industries.

REFERENCE: Coupler Prices & Sizes

2020 List Price	#4 US / 10M CA	#5 US / 15M CA	#6 US / 20M CA	#8 US / 25M CA	#9 US / 30M CA	#11 US / 35M CA	#14 US / 45M CA	#18 US / 55M CA
nVent LENTON Taper-**Threaded** A2 Standard Couplers Plain Coating **100% US Domestic**	$8.30	$10.34	$11.67	$22.35	$26.09	$30.87	$49.04	$74.68
nVent LENTON Interlok **Grout-Filled** Precast Splicing Plain Coating **100% US Domestic**	N/A	$28.59 - 32.87	$30.02 - 32.87	$46.72	$53.94	$72.74	$112.67	$219.04
nVent LENTON Taper-**Threaded** A2 Standard Couplers Plain Coating **NOT US Domestic**	$6.81 - $8.75	$8.52 - $10.43	$9.60	$18.32	$21.49 - $25.57	$25.43	$40.13 - $55.08	$61.15

Most Popular Size


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THE TEAM: Seung Ho "Edward" Cha, Co-Founder, CEO & Chairman



❖ Seung Ho Cha has a total of 30 years of executive experience in finance, accounting, & sales, and a total of 10 years in a director level position in the Construction & Building Materials sector. He is the patent owner of the 2nd version of the Super Coupler in the US (SC2-US).

❖ He obtained one of the highest IQ scores in his high school. He was the top candidate for a competitive position in Kyungnam Bank, where he worked for almost 6 years. He was a soldier for the R.O.K Air Force for 3 years, where he was responsible for payroll, accounting, and budgeting duties for about 2000 soldiers.

❖ From 1988-1994, he served as the Chief of General Affairs & Head of Finance for Young Poong Can Co., where he oversaw over 600 employees along with the company's finances. He tripled the company's credit rating, refinanced debt, and improved cash flow & revenue. He secured over 20 billion KRW in loans with low interest rates for the company. This translates into roughly $33.4 million USD in 2022 (0.0008 CR & inflation included).

❖ As the co-founder and director of Young Shin Development Co. in South Korea, he grew the human resource outsourcing company from an initial investment of 100 million KRW in 1994 to an annual gross revenue of 3.6 billion KRW, which translates into an initial investment of about $170,000 USD in 2022 growing to an AGR of $5 million USD (0.0008 CR & inflation included).

❖ As a result of Korea's IMF in 1997, Seung Ho Cha moved to the US with his family in 1998, seeking greater education and opportunities for his young children, even if it meant starting over abroad.

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THE TEAM: Nicole Cha
Co-Founder, Director & Board Secretary



❖ At 4 years old, Nicole was scouted by high-society in Yeouido, South Korea, to be the 4th & final member of an exclusive group of child geniuses for gifted education and became the top student amongst the gifted kids. She came to the US when she was 5 years old, became fluent in English within a year, and was part of a gifted program from elementary to high school.

❖ She became a work-study IT Security assistant at the Centers for Disease Control (CDC) and graduated from Emory University with a BA in Philosophy. She then obtained 3 nanodegrees from Udacity, founded by Stanford University professor Dr. Sebastian Thrun, PhD, for Deep Learning, Artificial Intelligence, and AI Programming with Python. Nicole has researched for clients such as Deloitte & Bloomberg, analyzed medical lab reports of PPE and testing kits during the COVID-19 pandemic, worked as an assistant branch manager for a finance company, been a product SME for 50+ life & health insurance products across 15+ partnered companies, and have also worked as an executive assistant to the CEO.

❖ She successfully interpreted and wrote the patent papers for the SC2-US flagship product for Superlink America. She has also put on multiple hats, providing research & analysis of the market, product, & competition, as well as creating corporate documents and pitch deck materials. Nicole seeks to someday invent her own patents and spearhead research in AI, medicine, & technology... or whatever topic her mind grabs hold of and runs off with at the time.

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THE TEAM: Hyung Sik Kim, Co-Founder



❖ Hyung Sik Kim has 20 years of experience as an intellectual property specialist for engineering products. He is the patent owner of the 1st version of the Super Coupler in South Korea (SC1-KR)

❖ He is the adjunct professor at Dongmyung University in South Korea, lecturing on intellectual property and entrepreneurship.

❖ He graduated from Busan National University, College of Engineering, with a BS in Electrical Engineering in 2000. He is currently studying to obtain a second degree in Global Business Administration at Hanyang Cyber University.

❖ He is also a teacher at the Korean Invention Promotion Association and an external director at CoAsia, which has subsidiaries that are official partners of Samsung Electronics.

❖ He was the CEO of Ganggasan Co., Ltd. and Camprica from 2009 to 2014, which were companies that developed camping & kayaking equipment. He then became the founder and CEO of Superlink (a South Korean company) in 2017 before joining forces with Seung Ho Cha to create Superlink America, Inc in 2019. He plans to come to the US to work as a R&D Director after the funding phase.

2003	24th National Student Science Invention Competition **Grand Prize** (Presidential Prize)
2008	Korea Invention Patent Competition **Grand Prize** (Presidential Award)
2015	Busan New Technology Expo **Excellent Patent Technology Award**
2015	Seoul International Invention Exhibition **Bronze Award**
2015	6th Patent Information Search Competition **Gold Prize**
2016	**Grand Prize** at the 7th Patent Information Search Competition
2018	Busan Senior Startup Contest **Grand Prize**

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THE TEAM: Dr. Sug Whan Kim, PhD,
R&D Business Partner for Future Product Lines



❖ Dr. Sug Whan Kim, PhD is a tenured professor of optical sciences in the Dept. of Astronomy at Yonsei University, which is ranked as one of the Top 3 prestigious universities of South Korea. He has 40 years of knowledge and experience in space optics and satellite instruments, and he has worked with NASA on the GALEX project for 3 years (1999-2002) while also working as visiting faculty for the California Institute of Technology.

❖ He obtained his BSc and MSc at Yonsei University in South Korea and his PhD at the University College London (UCL) in the UK in 1993. He also worked as a research scientist for the Institute of Astronomy, as well as the Korean Astronomy and Space Science Institute.

❖ He was the R&D Director of Optical Generics Ltd. for 5 years (1994 – 1999), and he has now been the CEO of Tyrenn Co. in South Korea for the last 6 years. He has over 15 patents to his name with 5 either patented or patent pending in the US. For his nanobot invention (Korean patent 10-1874925), he won the Minister of Commerce, Industry and Energy Award (Gold Award) at the 2019 Korea Invention Competition and Seoul International Exhibition.

❖ He retires as a professor in February 2023 and plans to move to the US to work with Superlink America on future product lines due to his loyalty, trust, and friendship with CEO Seung Ho Cha.

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THE TEAM: Sean-Patrick M. Hillman, Business Development & Marketing Partner



❖ Sean-Patrick literally grew up in the fields of advertising and public relations with a legendary Mad Man for a Father and a socialite publicist as a Mother. Hillman began his career in his teens in the mailroom of his family's PR agency, Corbin-Hillman Communications, working as a nightclub promoter at night. At university, he focused on journalism, interning at The Charlie Rose Show and CNN. He was then hired, at age 19, as the youngest producer & on-air talent in broadcast journalism, for CNN*fn*, CNN's financial news network, for almost three years.

❖ Hillman joined Corbin-Hillman Communications full-time in 1997. Since then, he has helped to launch and maintain some of the most iconic brands in beauty, lifestyle, entertainment and food & spirits including Sephora, Shiseido's Cle de Peau BEAUTE, Disney, Barbie, Spice World Tour, Christina Aguilera, Architect Santiago Calatrava, KNOLL, BACARDI Rums, Jose Cuervo Tequila, National Geographic, and Bermuda tourism. Hillman is also a member of the Society of Professional Journalists and Public Relations Society of America.

❖ It is Hillman's history of creating successful marketing platforms, as well as his passion for clients' brands, that led him to create HILLSTORY MARKETING, a hybrid boutique marketing holding company.

❖ Sean-Patrick is married to Kylie Edmond. They live in Manhattan with their rescue dog, Brioreo. Their love of animals inspired the power couple to start Rock & Rawhide, a charity that helps increase the level of adoptions for dogs and cats in shelters. As a third-generation New Yorker, Hillman can often be found during the summer taking in America's Favorite Pastime at Yankee Stadium.

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THE TEAM: Tom Chernaik, Business Development Partner



❖ Tom has more than 25 years of experience, innovation and insight in marketing, law, social media, entertainment businesses and entrepreneurship. Founder, advisor and investor in multiple projects across tech, real estate, hospitality and healthcare sectors. Tom has built businesses from scratch, led business turn-around efforts and has been instrumental in defining innovative new business categories in digital music, entertainment marketing, social media and in blockchain technologies/Web 3.0. He is an active, multi-disciplined entrepreneur, investor, patented inventor and a specialist in creating, developing and building elegant solutions for complex business problems.

❖ As Founder and CEO of CMP.LY, Tom developed and patented industry leading solutions for social media legal disclosures and social media monitoring and reporting, Tom built advertising and sponsorship platforms for Fortune 100 brands at XM Satellite Radio (now Sirius XM) and at Track Entertainment. He also founded music startup Allindie.com, was a partner at Gotham Records and served as Director of Business Development at Track Entertainment. He holds a BA in Liberal Arts from NYU and a JD from Yeshiva University's Cardozo School of Law as well as four issued US Patents.

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RISK FACTORS

Please refer to our Offering Circular:

https://www.sec.gov/Archives/edgar/data/#######/################/superlink_##A#.htm

DISCLOSURE

This presentation contains certain statements that may include 'forward looking statements' within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are 'forward-looking statements.' Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements. The financial information and data contained in this presentation is unaudited and does not conform to the Securities and Exchange Commission's Regulation S-X. This presentation includes certain estimated financial information and forecasts that are not derived in accordance with generally accepted accounting principles (GAAP), and which may be deemed to be non-GAAP financial measures within the meaning of Registration G promulgated by the Securities and Exchange Commission. The Recipient acknowledges that US securities laws prohibit any Person who has received from an issuer any material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities

This Investor Summary (this "Investor Summary") is being furnished by or on behalf of the Company based on information provided or furnished by the Company or from publicly available sources. Any information contained in this Investor Summary is being furnished for informational purposes only. The information contained herein is confidential and is provided for the exclusive use of the recipient and may not be reproduced, provided or disclosed to others, or used for any other purpose, without written authorization by JUSTLY Markets, LLC. ("Placement Agent") and the Company, and upon request must be returned to the Company or Placement Agent. JUSTLY Markets, LLC ("JUSTLY") a Delaware limited liability, is a FINRA/SEC registered Broker Dealer in connection with any transaction involving the Company pertaining to the matters contained herein. This Investor Summary is not intended to be and does not constitute financial advice or any other advice, is general in nature and not specific to any recipient. Recipients are responsible for their own investment research and investment decisions. This Investor Summary is for informational purposes only. Recipients should not construe any such information or other material as legal, tax, investment, financial, or other advice. Nothing contained on this Investor Summary constitutes a solicitation, recommendation, endorsement, or offer by Placement Agent or any third-party service provider to buy or sell any securities or other financial instruments in this or in any other jurisdiction in which such solicitation or offer would be unlawful under the securities laws of such jurisdiction. All content in this Investor Summary is information of a general nature and does not address the circumstances of any particular individual or entity. Nothing in this Investor Summary constitutes professional and/or financial advice, nor does any information in this Investor Summary constitute a comprehensive or complete statement of the matters discussed or the law relating thereto. Placement Agent is not a fiduciary by virtue of any person's use of or access to this Investor Summary or the information contained herein. Recipients alone assume the sole responsibility of evaluating the merits and risks associated with the use of any information or other content in this Investor Summary before making any decisions based on such information or other content.

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DISCLOSURE

In exchange for using this Investor Summary, recipients agree not to hold Placement Agent, its affiliates or any third-party service provider liable for any possible claim for damages arising from any decision recipients make based on information or other content made available to recipients through this Investor Summary. This Investor Summary is provided on an "as is" basis without warranties of any kind, either express or implied, including but not limited to warranties of title or implied warranties of merchantability or fitness for a particular purpose. The disclaimers of liability contained herein apply to any damages or injury caused by any failure of performance, error, omission, interruption, deletion, defect, delay in operation or transmission, computer virus, communication line failure, theft or destruction or unauthorized access to, alteration of, or use of record, whether for breach of contract, tortious behavior, negligence, or under any other cause of action. Any recipient of this Investor Summary acknowledges that Placement Agent are not liable for the defamatory, offensive, or illegal conduct of other third parties, members, or other users of the Investor Summary. In no event will Placement Agent or any person or entity involved in creating, producing, or distributing content of this Investor Summary be liable for any direct, indirect, incidental, special, or consequential damages (including but not limited to lost profits or trading losses) arising out of the use of or inability to use this Investor Summary or out of the breach of any warranty. Placement Agent neither endorses nor is responsible for the accuracy or reliability of any opinion, advice, information or statement on this Investor Summary. Under no circumstances will Placement Agent be liable for any loss or damage caused by any recipient's reliance on information obtained through the content on this Investor Summary. The information contained herein has not been independently verified, and neither the Company, Placement Agent nor its respective affiliates make any representation or warranty (expressed or implied) as to the accuracy or completeness of this Investor Summary or any statements, estimates or projections contained herein, and none of them will have any liability for any recipient's use of this Investor Summary or any other oral, written, or other communications transmitted to the recipient in the course of its evaluation of the Company.

This Investor Summary contains certain projected financial information that reflects management's projections as to anticipated future results based upon assumptions that are inherently uncertain, including assumptions as to the size of the market in which it competes, general industry conditions, and other factors. The assumptions are based upon management's judgment. As a result, no representation or warranty is made as to the feasibility of the projected financial information included in this Investor Summary. The only information that will have any legal effect will be that which is specifically represented or warranted in a definitive agreement relating to a transaction with the Company and executed on behalf of the Company and a third party. The Placement Agent anticipates receiving a fee from the Company in connection with the transaction contemplated herein. This Investor Summary is not, and under no circumstances should be construed as, a solicitation to act as a securities broker or dealer in any jurisdiction. This material is general and broad insofar as it does not have regard to the particular circumstances or needs of any specific person who may read it. Recipients should not regard this Investor Summary as a substitute for the exercise of their own judgment. The Company reserves the right to negotiate with one or more prospective third parties at any time and to enter into a definitive agreement relating to a transaction with the Company without prior notice to the recipient or other prospective third parties. Also, the Company reserves the right, at any time, to terminate the further participation in the investigation and process by any party and to modify any procedures without giving advance notice or providing any reason thereof. The Company also reserves the right during the evaluation period to take any action, whether within or outside the ordinary course of business. Neither this Investor Summary nor its delivery to recipients shall constitute or be construed to be an offer to sell any securities of the Company. Neither the Company nor Placement Agent expect to update or otherwise revise this Investor Summary or other materials supplied herewith.

BETTER LINK WITH



For more detailed information, please visit our website
www.superlinkamerica.com.

Thank You